AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Subject Company (Issuer))

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

245915103
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Senior Vice President, General Counsel and Secretary
Delaware Investments Dividend and Income Fund, Inc.
2005 Market Street
Philadelphia, PA 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/  / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /	third-party tender offer subject to Rule 14d-1.
/X/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /  /

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

/ /	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
/ /	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

2005 Market St. Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC.
ANNOUNCES SELF-TENDER OFFER FOR UP TO FIVE PERCENT OF ITS SHARES

PHILADELPHIA, May 19, 2016 — Delaware Investments Dividend and Income Fund, Inc. (NYSE: DDF) (the “Fund”) announced today that its Board of Directors has authorized an issuer tender offer to purchase for cash up to 425,937 shares of its common stock, representing 5 percent of its issued and outstanding shares of common stock, each of which has a par value of $0.01 per share. The tender offer will commence on Wednesday, June 1, 2016, and will expire, unless extended, at 11:59 p.m., New York City time, on Tuesday, June 28, 2016. Subject to various terms and conditions described in offering materials to be distributed to shareholders:  (1) purchases will be made at a price per share equal to 98% of the Fund’s net asset value per share as of the close of trading on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a prorated basis.

The shares of common stock of the Fund have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 888 605-8334 or on the Fund’s website at delawareinvestments.com/closed-end.

The Fund is a diversified closed-end fund. The primary investment objective is to seek high current income; capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 65% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities. Up to 35% of the Fund’s total assets may be invested in nonconvertible debt securities consisting primarily of high yield, high-risk corporate bonds. In addition, the Fund uses leveraging techniques in an attempt to obtain a higher return for the Fund. There is no assurance that the Fund will achieve its investment objectives.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.

- more -

2005 Market St. Philadelphia, PA 19103-7094

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC.  ANNOUNCES SELF-TENDER OFFER FOR UP TO FIVE PERCENT OF ITS SHARES / Page 2

Shareholders are advised to read the offer to purchase when it is available as it contains important information. The offer to purchase and other documents filed by the Fund with the Securities and Exchange Commission, including the Fund’s annual report for the fiscal year ended November 30, 2015, will be available without cost at the Commission’s web site (sec.gov) or by calling the Fund’s Information Agent at 888 605-8334.

About Delaware Investments
Delaware Investments, a member of Macquarie Group, is a global asset management firm that offers a wide variety of equity and fixed income solutions for individual and institutional investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services.

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Advisory services provided by Delaware Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Investments, visit delawareinvestments.com or call 800 523-1918.

Neither Delaware Management Company nor its affiliates noted in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.

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Media Contact	Investors
Daniela Palmieri Delaware Investments 215 255-8878	Georgeson LLC 888 605-8334 delawareinvestments.com/closed-end

© 2016 Delaware Management Holdings, Inc.